BERKSHIRE BANCORP INC.
160 Broadway
New York, NY  10038

March 11, 2010

VIA EDGAR

Ms. Brittany Ebbertt
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

Re:	Berkshire Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for the Period Ended September 30, 2009
File No. 000-13649

Dear Ms. Ebbertt:

This will confirm our telephone conversation of March 10, 2010 regarding the timing of the responses of Berkshire Bancorp Inc. (the “Company”), to the comments contained in your letter to the Company, which we received on March 1, 2010.

As I advised you during our conversation, inasmuch as the Company is currently preparing its 10-K for the fiscal year ended December 31, 2009, we will respond to your comments on or before March 31, 2010.

Please call me at (212) 791-5362 if you have any questions.

Very truly yours,

/s/ Steven Rosenberg,
President and CEO